UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2021
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	CFO

BLADEX ANNOUNCES VOTING RESULTS FROM

2021 ANNUAL MEETING OF SHAREHOLDERS

Panama City, Republic of Panama, April 27, 2021 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”) is pleased to announce voting results from its Annual Meeting of Shareholders held on April 21, 2021 in a virtual format.

A total of approximately 64% of the issued and outstanding common shares of Bladex were represented at the meeting, and each of the three Directors of Bladex was elected as Directors of the Bank. Each Director was elected by a substantial majority as follows:

Director	Class	Votes FOR	% Votes FOR
Miguel Heras Castro	E	18,674,936	96.93
Isela Costantini	All Classes	24,889,224	97.41
Alexandra M. Aguirre	All Classes	24,803,459	97.08

Bladex's audited consolidated financial statements for the fiscal year ended December 31, 2020 were approved with close to 92% of the vote; KPMG was reappointed as the Bank's independent registered public accounting firm, or external auditor, for the year ended December 31, 2021 with more than 96% of the vote; and an advisory proposal on executive compensation was approved with more than 92% of the vote cast in favor.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Monica Cosulich - SVP, Finance and Investor Relations E-mail address: ir@bladex.com. Tel.: (+507) 210-8563 Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este, Panama, Republic of Panama